SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

NeuLion, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

64128J101
(CUSIP Number)

Nancy O’Leary
JK&B Capital
Two Prudential Plaza
180 N. Stetson Avenue Suite 4500
Chicago, IL 60601
(312) 946-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Paul Vronsky, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd., Redwood City, CA94063
(650) 321-2400

June 29, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 20 Pages

CUSIP NO. 64128J101	13 D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS:

JK&B Capital V, L.P. (“JK&B”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF
9,732,042 Class 3 Preference Shares and 6,219,991 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management V, L.P., (“JK&B Management”), the general partner of JK&B, may be deemed to have sole power to vote these shares, JK&B Capital V, L.L.C. (“JK&B Capital”), the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and David Kronfeld (“Kronfeld”), the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
9,732,042 Class 3 Preference Shares and 6,219,991 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,952,033

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP NO. 64128J101	13 D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS:

JK&B Capital V Special Opportunity Fund, L.P. (“JK&B SOF”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF
7,341,715 Class 3 Preference Shares and 4,692,274 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
7,341,715 Class 3 Preference Shares and 4,692,274 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispense of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,033,989

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP NO. 64128J101	13 D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS:

JK&B Management V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF; both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF; both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,986,022

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP NO. 64128J101	13 D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS:

JK&B Capital V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF, both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF, both classes of shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,986,022

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP NO. 64128J101	13 D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS:

DKB JTV Holdings, LLC (“DKB”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,510,300 shares of Common Stock, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,510,300 shares of Common Stock, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to dispose of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,510,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP NO. 64128J101	13 D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS:

David Kronfeld

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	7	SOLE VOTING POWER:

NUMBER OF
29,727,888 shares, of which 231,566 shares of Common Stock are directly owned by Kronfeld, 1,510,300 shares of Common Stock are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to vote these shares, 9,732,042 Class 3 Preference Shares are directly owned by JK&B and 7,341,715 Class 3 Preference Shares are directly owned by JK&B SOF, 6,219,991 Class 4 Preference Shares are directly owned by JK&B and 4,692,274 Class 4 Preference Shares are directly owned by JK&B SOF, both classes of Preference Shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
29,727,888 shares, of which 231,566 shares of Common Stock are directly owned by Kronfeld, 1,510,300 shares of Common Stock are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to dispose of these shares, 9,732,042 Class 3 Preference Shares are directly owned by JK&B and 7,341,715 Class 3 Preference Shares are directly owned by JK&B SOF, 6,219,991 Class 4 Preference Shares are directly owned by JK&B and 4,692,274 Class 4 Preference Shares are directly owned by JK&B SOF, both classes of Preference Shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

WITH	10	SHARED DISPOSITIVE POWER:

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,727,888

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 64128J101	13 D	Page 8 of 20 Pages

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of NeuLion, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D is being filed byJK&B Capital V, L.P., JK&B Capital V Special Opportunity Fund, L.P., JK&B Management V, L.P., JK&B Capital V, L.L.C., DKB JTV Holdings, LLC and David Kronfeld.

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 1600 Old Country Road, Plainview, New York 11803.

ITEM 2.	Identity and Background.

(a)           Name:

This Statement is filed by JK&B Capital V, L.P., a Delaware limited partnership (“JK&B”), JK&B Capital V Special Opportunity Fund, L.P., a Delaware limited partnership (“JK&B SOF”), JK&B Management V, L.P., a Delaware limited partnership (“JK&B Management”),JK&B Capital V, L.L.C., a Delaware limited liability company (“JK&B Capital”), DKB JTV Holdings, LLC, a Delaware limited liability company (“DKB”) and David Kronfeld (“Kronfeld”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

JK&B Management, the general partner of JK&B and JK&B SOF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JK&B and JK&B SOF. JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote and sole power to dispose of shares owned directly by JK&B and JK&B SOF. Kronfeld is the managing member of JK&B Capital and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JK&B and JK&B SOF. Kronfeld is the managing member of DKB and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DKB.

(b)	Residence or business address:

The address of the principal business office for each of the Reporting Persons is c/o JK&B Capital, Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4500, Chicago, IL 60601.

(c)           The principal occupation of each individual who is a Reporting Person is venture capitalist.  The principal business of JK&B is to make investments in private and public companies, the principal business of JK&B SOF is to make investments in private and public companies, the principal business of JK&B Management is to serve as the general partner of JK&B and JK&B SOF and the principal business of JK&B Capitalis to serve as the general partner of JK&B Management.  The principal business of DKB is to make investments in private and public companies.

Page 9 of 20 Pages

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

JK&B, JK&B SOF and JK&B Management are Delaware limited partnerships.  JK&B Capital and DKB are Delaware limited liability companies.  Kronfeld is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On September 29, 2010, JK&B and JK&B SOF purchased an aggregate 17,073,757 Class 3 Preference Shares of the Issuer (the “Class 3 Preference Shares”) in a private placement pursuant to a Subscription Agreement with the Issuer. The Class 3 Preference Shares are convertible at any time at the holder’s election to Common Stock. The purchase price per Preferred Share was CAD$0.60, or CAD$10,244,254.20 in the aggregate.  The transaction is more fully described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2010.

On June 29, 2011, JK&B and JK&B SOF purchased an aggregate 10,912,265 Class 4 Preference Shares of the Issuer (the “Class 4 Preference Shares,” together with the Class 3 Preference Shares, the “Preference Shares”) in a private placement pursuant to Subscription Agreements with the Issuer. The Class 4 Preference Shares are convertible at any time at the holder’s election to Common Stock. The purchase price per sharewas $0.4582, or $4,999,999.82 in the aggregate.  The transaction is more fully described in the Issuer’s Current Report on Form 8-K, filed with the Commission on July 1, 2011.

The source of the funds for the acquisition of the Preference Shares purchased by JK&B and JK&B SOF was from working capital. No part of the purchase price was borrowed by JK&B and JK&B SOF for the purpose of acquiring such securities.

DKB purchased shares of the Issuer’s Common Stock on the open market as set forth below:

Page 10 of 20 Pages

Date of Transaction	Number of shares of Common Stock	Price per share
11/24/2008	950	$0.2938
11/25/2008	750	$0.2845
11/26/2008	750	$0.314
12/1/2008	900	$0.291
12/1/2008	1,000	$0.296
12/3/2008	1,500	$0.31
12/4/2008	3,500	$0.2675
12/5/2008	35,000	$0.256
12/8/2008	50,000	$0.2382
12/9/2008	18,000	$0.24
12/10/2008	17,250	$0.2436
12/11/2008	5,250	$0.261
12/12/2008	20,000	$0.245
12/15/2008	14,750	$0.2487
12/16/2008	31,000	$0.257
12/18/2008	44,750	$0.258
12/19/2008	43,000	$0.2639
12/22/2008	14,250	$0.267
12/23/2008	12,250	$0.323
12/24/2008	11,000	$0.328
12/30/2008	18,250	$0.3223
12/30/2008	1,500	$0.374
5/15/2009	16,000	$0.639
5/19/2009	12,700	$0.6856
5/20/2009	38,000	$0.7031
5/21/2009	17,000	$0.69
5/22/2009	36,000	$0.729
5/26/2009	9,000	$0.766
5/27/2009	15,500	$0.7074
5/28/2009	16,000	$0.733
5/29/2009	15,000	$0.7655
6/5/2009	27,000	$0.696
6/8/2009	10,000	$0.675
12/11/2009	14,000	$0.66
12/29/2009	23,000	$0.62
6/4/2010	21,500	$0.42
6/8/2010	60,000	$0.42
6/9/2010	46,000	$0.43
6/10/2010	22,500	$0.45
6/15/2010	15,000	$0.46
6/16/2010	10,000	$0.46
6/17/2010	20,000	$0.443
6/18/2010	7,500	$0.475
6/30/2010	10,000	$0.495
11/16/2010	10,000	$0.416
11/18/2010	30,000	$0.408
11/22/2010	5,000	$0.406
11/23/2010	30,000	$0.41
11/24/2010	100,000	$0.398
11/26/2010	50,000	$0.398
12/3/2010	12,000	$0.51
12/8/2010	51,000	$0.50
12/9/2010	14,500	$0.48
12/15/2010	10,000	$0.49
12/22/2010	10,000	$0.51
12/29/2010	51,500	$0.50
3/22/2011	284,000	$0.41
3/30/2011	15,000	$0.51
3/31/2011	30,000	$0.48

Page 11 of 20 Pages

The source of the funds for the acquisition of the Common Stock purchased by DKB was from working capital. No part of the purchase price was borrowed by DKB for the purpose of acquiring such securities.

On June 30, 2009, Kronfeld received 13,235 shares of Common Stock at $0.34 per share in lieu of his semi-annual directors’ fee compensation for the second half of 2008.

On June 30, 2009, Kronfeld received 32,540 shares of Common Stock at $0.63 per share in lieu of his semi-annual directors’ fee compensation for the first half of 2009.

On December 21, 2009, Kronfeld received 33,898 shares of Common Stock at $0.59 per share in lieu of his semi-annual directors’ fee compensation for the second half of 2009.

On June 29, 2010, Kronfeld received 50,962 shares of Common Stock at $0.52 per share in lieu of his semi-annual directors’ fee compensation for the first half of 2010.

On December 20, 2010, Kronfeld received 44,681 shares of Common Stock at $0.47 per share in lieu of his semi-annual directors’ fee compensation for the second half of 2010.

On June 20, 2011, Kronfeld received 56,250 shares of Common Stock at $0.32 per share in lieu of his semi-annual directors’ fee compensation for the first half of 2011.

ITEM 4.	Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Preference Shares or shares of Common Stock and/or retain and/or sell all or a portion of the Preference Shares or shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Preference Shares or Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Preference Shares or the Common Stock, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                  Interest in Securities of the Issuer.

(a)
See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon139,330,279 shares of Common Stock outstanding as of May 12, 2011, as reported by the Issuer.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

Page 12 of 20 Pages

(c)
On June 29, 2011, JK&B and JK&B SOF purchased an aggregate 10,912,265 Class 4 Preference Shares in a private placement pursuant to Subscription Agreements with the Issuer. The Class 4 Preference Shares are convertible at any time at the holder’s election to Common Stock.  The purchase price per share was $0.4582, or $4,999,999.82 in the aggregate.  The transaction is more fully described in the Issuer’s Current Report on Form 8-K, filed with the Commission on July 1, 2011.

On June 20, 2011, Kronfeld received 56,250 shares of Common Stock at $0.32 per share in lieu of his semi-annual directors’ fee compensation for the first half of 2011.

(d)
Under certain circumstances set forth in the limited partnership agreements of JK&B and JK&B SOF, the general partners and the limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

As a non-executive director of the Issuer, Mr. Kronfeld is paid an annual retainer of $20,000 and a fee of $2,000 per Board of Directors meeting attended, except in the case of the Chairman, who earns a fee of $3,000 per Board of Directors meeting attended.  Each committee member is paid $1,000 per committee meeting attended, and each committee chairman is paid an additional $500 per meeting for acting in such capacity.  The lead independent director is paid an additional annual fee of $5,000 for serving in such capacity.  Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.Pursuant to the Issuer’s Directors’ Compensation Plan, the non-executive directors of the Company receive at least 50% of their annual retainers and Board of Directors and committee meeting fees by way of issuance of Common Stock and may elect to receive up to 100% of their retainers and fees in Common Stock in lieu of cash compensation.

In connection with acquisition of the Class 3 Preference Shares of the Issuer, the Issuer, JK&B and JK&B SOF entered into an investors’ rights agreement, entitling such parties to the registration of their shares, including demand and piggyback registration rights.  Such registration rights are more fully described in the Issuer’s Current Report on Form 8-K filed with the Commission by the Issuer on October 1, 2010, and incorporated herein by reference.

In connection with acquisition of the Class 4 Preference Shares of the Issuer, the Issuer, JK&B and JK&B SOF entered into an investors’ rights agreement, entitling such parties to the registration of their shares, including demand and piggyback registration rights.  Such registration rights are more fully described in the Issuer’s Current Report on Form 8-K filed with the Commission by the Issuer on July 1, 2011, and incorporated herein by reference.

Page 13 of 20 Pages

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A: Reference to Nancy O’Leary as Attorney-In-Fact

Exhibit B: Agreement regarding joint filing of Schedule 13D

Exhibit C: Registration Rights Agreement, dated September 29, 2010, among NeuLion, Inc., JK&B Capital V, L.P., JK&B Capital V Special Opportunities Fund, L.P. and The Gabriel A. Battista Revocable Trust Under a Trust Declaration dated August 22, 2006 (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on October 1, 2010.)

Exhibit D: Registration Rights Agreement dated June 29, 2011 among JK&B Capital V Special Opportunity Fund, L.P., JK&B Capital V, L.P. and NeuLion, Inc. (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed on July 1, 2011.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2011

JK&B Capital V, L.P., a Delaware Limited Partnership

By: JK&B Management V, L.P., a Delaware Limited Liability Company
Its: General Partner
By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V Special Opportunity Fund, L.P., a Delaware Limited Partnership

By: JK&B Management V, L.P., a Delaware Limited Partnership
Its: General Partner
By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Management V, L.P., a Delaware Limited Partnership

By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V, L.L.C., a Delaware Limited Liability Company

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

DKB JTV Holdings, LLC

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

David Kronfeld

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description
A	Reference to Nancy O’Leary as Attorney-In-Fact

B	Agreement of Joint Filing

C
Registration Rights Agreement, dated September 29, 2010, among NeuLion, Inc., JK&B  Capital V, L.P., JK&B Capital V Special Opportunities Fund, L.P. and The Gabriel A. Battista Revocable Trust Under a Trust Declaration dated August 22, 2006 (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on October 1, 2010.)

D
Registration Rights Agreement dated June 29, 2011 among JK&B Capital V Special Opportunity Fund, L.P., JK&B Capital V, L.P. and NeuLion, Inc. (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed on July 1, 2011.)

EXHIBIT A

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates JK&B Capital V, L.L.C. or such other person or entity as is designated in writing by Nancy O’Leary (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Nancy O’Leary (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

July 11, 2011	JK&B Capital V, L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ David Kronfeld
David Kronfeld,
Its Managing Member

July 11, 2011	JK&B Capital V, L.P.,
a Delaware Limited Partnership

	By:	JK&B Management V, L.P.,
a Delaware Limited Partnership
Its General Partner
	By:	JK&B Capital V, L.L.C.
Its General Partner

	By:	/s/ David Kronfeld
David Kronfeld,
Its Managing Member

July 11, 2011	JK&B Capital V Special Opportunity Fund, L.P.,
a Delaware Limited Partnership

	By:	JK&B Management V, L.P.,
a Delaware Limited Partnership
Its General Partner
	By:	JK&B Capital V, L.L.C.
Its General Partner

	By:	/s/ David Kronfeld
David Kronfeld,
Its Managing Member

July 11, 2011	JK&B Management V, L.P.,
a Delaware Limited Partnership

	By:	JK&B Capital V, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ David Kronfeld
David Kronfeld,
Its Managing Member

July 11, 2011	DKB JTV Holdings, LLC,
a Delaware Limited Liability Company

	By:	/s/ David Kronfeld
David Kronfeld,
Its Managing Member

July 11, 2011

	By:	/s/ David Kronfeld
David Kronfeld

EXHIBIT B

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of NeuLion, Inc.shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  July 11, 2011

JK&B Capital V, L.P., a Delaware Limited Partnership

By: JK&B Management V, L.P., a Delaware Limited Liability Company
Its: General Partner
By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V Special Opportunity Fund, L.P., a Delaware Limited Partnership

By: JK&B Management V, L.P., a Delaware Limited Partnership
Its: General Partner
By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Management V, L.P., a Delaware Limited Partnership

By: JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its: General Partner

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V, L.L.C., a Delaware Limited Liability Company

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

DKB JTV Holdings, LLC

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

David Kronfeld

By:	/s/Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact